Filed by CancerVax Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: CancerVax Corporation
Commission File No. 333-131817
CANCERVAX ANNOUNCES RESULTS OF
PHASE 3 CLINICAL TRIALS OF CANVAXIN™
IN PATIENTS WITH STAGE III AND STAGE IV MELANOMA
Carlsbad, CA —March 24, 2006 — CancerVax Corporation (NASDAQ: CNVX) announced that data from its Phase 3 clinical trials of Canvaxin™ in the treatment of patients with advanced-stage melanoma will be presented today at the Society for Surgical Oncology’s Annual Meeting in San Diego, California.
On October 3, 2005, CancerVax announced the discontinuation of its Phase 3 clinical trial of Canvaxin in patients with Stage III melanoma. The decision followed the recommendation of the independent Data and Safety Monitoring Board (DSMB) with oversight responsibility for this clinical trial that, based upon the data reviewed at the third interim analysis, it was unlikely that the trial would provide significant evidence of a survival benefit for Canvaxin-treated patients versus those receiving placebo. In April 2005, the Company announced the discontinuation of the other Phase 3 clinical trial of Canvaxin in patients with Stage IV melanoma based upon a similar recommendation of the independent DSMB following its review of data from the second interim analysis of this clinical trial.
The presentation, which is entitled “Multi-center Double-Blind Phase 3 Clinical Trial of Canvaxin™ vs. Placebo as a Post-surgical Adjuvant in Metastatic Melanoma,” concludes that, while Canvaxin was well tolerated and there was little difference in adverse events between the two study arms, Canvaxin did not demonstrate efficacy as a post-surgical adjuvant treatment for patients with advanced-stage melanoma. However, the median survival in the clinical trial with Canvaxin in patients with Stage III melanoma (i.e., > 5.75 years) and the clinical trial in patients with Stage IV melanoma (3 years) are better than or comparable to the median survival in earlier published results of large, multi-center studies with similar patient groups.
Background
All patients participating in these clinical trials were required to have histologically confirmed Stage III or IV metastatic melanoma, and to have been surgically rendered free of clinically detectable disease, prior to enrollment. Both studies were blinded, and patients were randomized into either Canvaxin plus Bacillus Calmette Guerin (BCG), an adjuvant, or placebo plus BCG treatment arms. In accordance with international guidelines, an independent DSMB was established to review unblinded safety data and results of interim analyses, which were pre-specified to occur at 25%, 50% and 75% of the total number of events. As the studies were blinded, the investigators and the Company knew neither the patient treatment assignments nor the outcome of the interim analyses until after the studies were discontinued. The primary endpoint for both studies was overall survival, one of the secondary endpoints was disease-free survival, and both studies were designed to have 80% power to detect a hazard ratio of 0.75, or an increase in survival of 33%, at p<0.05.
Results of the Clinical Trial in Patients with Stage IV Melanoma
A total of 496 patients, out of a planned total enrollment of 670 patients, were enrolled in this clinical trial. The overall survival of the combined Canvaxin and placebo treatment arms of this study was better than overall survival reported for previous clinical trials in resected patients with Stage IV melanoma. The median overall survival for patients who received Canvaxin was 31.5 months, and 38.7 months for patients who received placebo. The five-year overall survival rate was 39.6% for patients who received Canvaxin, and 44.9% for patients who received placebo (p= 0.245). The median disease-free survival for patients who received Canvaxin was 8.3 months, as compared to 7.2 months for patients who received placebo, and the 5-year disease-free survival rate was 27.4% for patients who received Canvaxin and 20.9% for patients who received placebo (p= 0.418). The difference in these results was not statistically significant.
Results of the Clinical Trial in Patients with Stage III Melanoma
A total of 1,160 patients were enrolled in this clinical trial. The median overall survival for the combined patient population in this clinical trial, including those who received Canvaxin and those who received placebo, was greater than 69 months, which is better than or equivalent to overall survival reported in previous clinical trials in resected patients with Stage III melanoma. The five-year survival rate was 59.1% for patients who received Canvaxin, and 67.7% for patients who received placebo (p= 0.04). The difference in overall survival between the patients who received Canvaxin and the patients who received placebo is not statistically significant given the fact that the boundary for statistical significance for the third interim analysis (p= 0.013) was not met. The median disease-free survival for patients who received Canvaxin was 42.6 months, as compared to over 47 months for patients who received placebo, and the 5-year disease-free survival rate was 47.2% for patients who received Canvaxin and 52.1% for patients who received placebo (p= 0.047).
About CancerVax Corporation (www.cancervax.com)
CancerVax Corporation is a biotechnology company focused on the research, development and commercialization of novel biological products for the treatment and control of cancer. The Company’s leading product candidate is D93, an anti-angiogenic, humanized, monoclonal antibody. In February 2006, CancerVax filed an investigational new drug (IND) application and plans to initiate a Phase 1 clinical trial of D93.

In January 2006, CancerVax announced that it had entered into a definitive agreement to merge with Micromet, AG, a private, Munich, Germany-based biotechnology company with a focus on the development of novel, proprietary antibody-based products for cancer and inflammatory and autoimmune diseases. The merger, which is subject to a number of conditions, is expected to close in the second quarter of 2006. Upon closing of the transaction, the Company’s shares are expected to continue to trade on the NASDAQ National Market. CancerVax will be renamed “Micromet”, Inc., and application will be made to NASDAQ to change the ticker symbol to “MITI”. On February 13, 2006, CancerVax filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (SEC) in connection with the transaction. This registration statement contains a proxy statement/prospectus.
Forward-Looking Statements
This release contains certain forward-looking statements that involve risks and uncertainties that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such forward-looking statements include statements regarding the proposed transaction between CancerVax and Micromet AG, the efficacy, safety, and intended utilization of the companies’ respective product candidates, the conduct and results of future clinical trials, and plans regarding regulatory filings, future research and clinical trials and plans regarding partnering activities. Factors that may cause actual results to differ materially include the risk that CancerVax and Micromet may not be able to complete the proposed transaction, the risk that product candidates that appeared promising in early research and clinical trials do not demonstrate safety and/or efficacy in larger-scale or later clinical trials, the risk that CancerVax and Micromet will not obtain approval to market their respective products, the risks associated with reliance on outside financing to meet capital requirements, and the risks associated with reliance on collaborative partners for further clinical trials, development and commercialization of product candidates. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. These factors and others are more fully discussed in CancerVax’s periodic reports and other filings with the SEC. Any forward-looking statements are made pursuant to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and, as such, speak only as of the date made. CancerVax undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.
Additional Information about the Merger and Where to Find It
In connection with the proposed transaction described herein, on February 13, 2006, CancerVax filed with the SEC a registration statement that contains a proxy statement/prospectus. Investors and securityholders of CancerVax and Micromet are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) regarding the proposed transaction because it contains important information about CancerVax, Micromet and the proposed transaction. CanxerVax’s stockholders can obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about CancerVax and Micromet, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to CancerVax Corporation, 2110 Rutherford Road, Carlsbad, CA 92008, Attention: Investor Relations, Telephone: (760) 494-4200.
Participants in the Solicitation
CancerVax and its directors and executive officers and Micromet and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CancerVax in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger transaction are included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of CancerVax is also included in CancerVax’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2005. This document is available free of charge at the SEC’s web site (http://www.sec.gov) and from Investor Relations at CancerVax at the address described above.
CancerVax® is a registered trademark of CancerVax Corporation.
Canvaxin™ is a trademark of CancerVax Corporation.
CancerVax Contact:
William R. La Rue
CancerVax Corporation
Chief Financial Officer
+1 760-494-4200
http://www.cancervax.com
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